Exhibit 99.6

[Cadwalader Wickersham & Taft Letterhead]

July 30, 2004

Robert J. Moore, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 South Figueroa – 30th Floor

Los Angeles, California  90017

Re:  American Restaurant Group, Inc.

Dear Bob:

We are counsel to certain of the beneficial owners of the 11½% Senior Secured Notes due 2006 (the “Secured Notes”) issued by American Restaurant Group, Inc. (the “Company”), including:  (i) Credit Suisse First Boston International; (ii) QVT Financial LP; (iii) Third Point Management Company L.L.C.; (iv) Northeast Investors; (v) Aragorn Capital, L.P.; (vi) Stanfield Capital Partners LLC; (vii) Delaware Investments; (viii) JMB Capital Partners; and (ix) Lonestar Capital Management, LLC (collectively, the “Holders”).  In the aggregate, the Holders currently beneficially own in excess of 61% of the outstanding principal amount of the Secured Notes.

Reference is made to the Forbearance Agreement, dated June 1, 2004, by and among the Company, its subsidiaries, and certain beneficial owners of the Secured Notes (the “Forbearance Agreement”).  The Forbearance Agreement expires by its terms at 10:00 a.m. (Pacific Time) on July 31, 2004.

This letter will confirm that the Holders agree to forbear from exercising any remedies with respect to certain existing events of default under the indenture pursuant to which the Secured Notes were issued until 10:00 a.m. (Pacific Time) on August 8, 2004.  The terms and conditions of the forbearance described in the preceding sentence shall be identical to those terms and conditions set forth in the Forbearance Agreement.

Sincerely,

Gregory M. Petrick
Mr. Robert

cc: Patrick Kelvie